02057314

No. 35/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: September 6, 2002

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWISSCOM AG
Group Legal Services

By: ....
Name: Stephan Wiederkehr
Title: Senior Counsel
Head of GLS-Corporate & Financial Law

Date: September 6, 2002

Swisscom Fixnet to reduce cost of international calls

Swisscom Fixnet will cut charges for calls to 50 countries from 1 October. In some countries, the reductions are as much as 64%. in the case of some countries. On average customers will be able to call for twice as long for the same price as before.

For example, the weekend tariff for Japan, Taiwan, Israel and South Korea is now 20 centimes per minute (previously 50 centimes/min), for Costa Rica, the Bahamas or the Dominican Republic it's 50 centimes a minute (previously CHF 1.40/min) and also 50 centimes a minute (previously CHF 1.00/min.) for Brazil, Morocco and South Africa.

Call quality is still first class – interference, echoes, line failure and slow call set-up are no longer an issue. Swisscom Fixnet's new tariffs for 50 countries are extremely competitive and aim to add momentum to growth in international telephone traffic. Swisscom Fixnet does not make a call set-up charge.

A 40 (previously 30) centimes per minute surcharge is made on calls from the national fixed network to foreign mobile networks in the case of 24 countries for cost reasons.

From country group 1:

Germany, France, UK, Italy, Liechtenstein and Austria

From country group 2:

Australia, Belgium, Denmark, Finland, Greece, Ireland, Israel, Japan, Luxemburg, Monaco, New Zealand, the Netherlands, Norway, Portugal, Sweden, Spain, South Korea and Taiwan.

All charges apply as of 1 October 2002 incl. VAT. Charges are based on 10 centime incremental units. Swisscom does not make call set-up charges.

Internet: www.swisscom-fixnet.ch
International tariff overview: http://www.swisscom.com/mr/pdf/preisuebersicht_auslandtarife-en.pdf

Bern, 6 September 2002

Swisscom Ltd
Group Media Relations
3050 Bern

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www. swisscom.com
media@swisscom.com